SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                                 (rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 4)


            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (Translation of Name of Issuer into English)


                             CLASS D COMMON SHARES,
        NOMINAL VALUE Bs. 36.90182224915 PER SHARE (the "Class D Shares")
                  AMERICAN DEPOSITARY SHARES EACH REPRESENTING
                        SEVEN CLASS D SHARES (the "ADSs")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                  P3055Q103 (Class D Shares); 204421101 (ADSs)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Marianne Drost
                          Senior Vice President, Deputy
                     General Counsel and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                 (212) 395-1783


--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 October 9, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 2 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Verizon Communications Inc.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:
                                                     ADSs:  4,706,547
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 3 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE Corporation
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 4 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE International Telecommunications Incorporated
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 5 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE Venezuela Incorporated
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 6 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Bell Atlantic Latin America Holdings, Inc.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 7 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Bell Atlantic New Holdings, Inc.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 8 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Verizon International Holdings Ltd.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 9 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE Venezuela S.a.r.l.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Luxembourg
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 10 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE Venholdings B.V.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
-------------------------------------------- ------- ------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

-------------------------------------------------------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)             Page 11 of 23 Pages
               204429101 (ADSs)
-------------------------------------------------------------------------------

         This is the fourth amendment ("Amendment No. 4") to the Statement on
Schedule 13D originally filed by GTE Corporation and GTE Venezuela Incorporated on December 9, 1996 and amended on December 18, 1996, December 23, 1998 and July 13, 2000. Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the "Schedule 13D"). The Schedule 13D is hereby amended as follows:

Item 2. Identity and Background

         This statement is being filed by Verizon, and by its direct wholly-owned subsidiary, GTE, and its indirect subsidiaries, GTE International, GTE Venezuela, Bell Atlantic Latin America Holdings, Inc. ("Bell Atlantic Latin America"), a Delaware corporation, Bell Atlantic New Holdings, Inc. ("Bell Atlantic New Holdings"), a Delaware corporation, Verizon International Holdings Ltd. ("Verizon International"), a Bermuda corporation, GTE S.a.r.l. and GTE Venholdings. Verizon, GTE, GTE International, GTE Venezuela, Bell Atlantic Latin America, Bell Atlantic New Holdings, Verizon International, GTE S.a.r.l. and GTE Venholdings are sometimes referred to herein as the "Reporting Persons."

         Verizon, formed by the merger in June 2000 of Bell Atlantic Corporation ("Bell Atlantic") and GTE, is one of the world's leading providers of high-growth communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 95 million access line equivalents and 25 million wireless customers, as of December 31, 2000. Verizon is also the world's largest provider of print and on-line directory information. A Fortune 10 company with more than 260,000 employees, Verizon's global presence extends to 40 countries in the Americas, Europe, Asia and the Pacific, as of December 31, 2000.

         GTE Venholdings acts as a holding company for Verizon's investment in Issuer. GTE Venholdings is a wholly-owned subsidiary of GTE S.a.r.l. GTE S.a.r.l. is a wholly-owned subsidiary of Verizon International. Verizon International is a majority-owned subsidiary of Bell Atlantic New Holdings, which in turn is a wholly-owned subsidiary of Bell Atlantic Latin America, which in turn is a wholly-owned subsidiary of GTE Venezuela. GTE Venezuela is a wholly-owned subsidiary of GTE International, which is a wholly-owned subsidiary of GTE. Verizon owns all of the common stock of GTE. The principal business office of Verizon, Bell Atlantic Latin America, Bell Atlantic New Holdings and Verizon International is 1095 Avenue of the Americas, New York, New York 10036. The principal business office of GTE, GTE International and GTE Venezuela is 600 Hidden Ridge Drive, Irving, Texas. The principal business address of GTE S.a.r.l. is 400 route d'Esch, L-1471 Luxembourg. GTE Venholding's principal business address is Marten Meesweg 25, 3068 AV Rotterdam, The Netherlands.

         The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule I hereto.

         Within the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of persons listed on Schedule I have been convicted in a criminal proceeding (excluding traffic violations and

-------------------------------------------------------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)             Page 12 of 23 Pages
               204429101 (ADSs)
-------------------------------------------------------------------------------

similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

         Item 4 is hereby amended by adding the following paragraphs:

         On September 25, 2001, an affiliate of The AES Corporation ("AES") commenced concurrent tender offers in Venezuela and the United States for shares (including Class D Shares) and ADSs of Issuer (the "AES Tender Offers"). The AES Tender Offers are scheduled to expire at 5:00 p.m. New York City time, on October 29, 2001, unless otherwise extended. Verizon has carefully evaluated the AES Tender Offers and has determined not to tender pursuant to such offers any of the shares or ADSs of Issuer that it beneficially owns and controls. Also, on October 9, 2001, Verizon publicly stated that it was urging other shareholders of Issuer not to tender their shares or ADSs pursuant to the AES Tender Offers. The reasons for Verizon's determination and recommendations are set forth on a Solicitation/Recommendation Statement on Form 14D-9 filed by Verizon with the Securities and Exchange Commission on October 10, 2001.

         On October 7, 2001, Issuer announced that, among other things, it had called a special shareholders meeting for October 24, 2001 for the purpose of considering the distribution of an extraordinary dividend and to approve a share repurchase program. Verizon favors an extraordinary dividend and the repurchase of shares by the Issuer and is urging the Issuer to pursue such a course of action. Subject to its review of the details of any such program as adopted and proposed by the Issuer's Board of Directors, Verizon intends to vote in favor of such a program and will urge shareholders to do likewise.

Item 5. Interest in Securities of the Issuer

         Item 5 is hereby amended to read in its entirety as follows:

         (a) The Reporting Persons beneficially own 4,706,547 ADSs each representing seven Class D Shares. The Class D Shares represented by these ADSs represent 8.2% of the total number of outstanding Class D Shares on September 10, 2001. To the best of the Reporting Persons' knowledge, none of the persons listed in Schedule A hereto owns beneficially any Class D Shares or ADSs representing Class D Shares, except as follows:

-------------------------------------------------------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)             Page 13 of 23 Pages
               204429101 (ADSs)
-------------------------------------------------------------------------------
                                                     ADSs Owned
                                                     ----------
               Name and Position                    Beneficially     % of Class
               -----------------                    ------------     ----------

      Charles R. Lee                                   11,000            *
      Chairman, Chief Executive Officer
      and a Director
      Verizon Communications

      Alfred C. Giammarino                              2,000            *
      Senior Vice President and Chief Financial
      Officer-International and Information
      Services
      Verizon Services Corp.

----------------
*Less than .1%

         (b) The Reporting Persons and, to the best of the Reporting Persons' knowledge, the person listed in the above chart has the sole power to vote and the sole power to dispose of the ADSs and the Class D Shares represented thereby as held by him.

         (c) In the past sixty days from the date of this statement, none of the Reporting Persons has purchased or sold any of the acquired ADSs each representing seven Class D Shares. In the past sixty days from the date of this statement, none of the persons listed in paragraph (a) above has purchased or sold any of the acquired ADSs each representing seven Class D Shares.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 VERIZON COMMUNICATIONS INC.



Date:10/10/2001  By: /s/ Michael T. Masin
                    -----------------------------------------------------------



                 GTE CORPORATION



Date:10/10/2001  By: /s/ Michael T. Masin
                    -----------------------------------------------------------



                 GTE INTERNATIONAL
                 TELECOMMUNICATIONS INCORPORATED



Date:10/10/2001  By: /s/ Alfred C. Giammarino
                    -----------------------------------------------------------



                 GTE VENEZUELA INCORPORATED



Date:10/10/2001  By: /s/ Alfred C. Giammarino
                    -----------------------------------------------------------



                 BELL ATLANTIC LATIN AMERICA
                 HOLDINGS, INC.



Date:10/10/2001  By: /s/ Janet M. Garrity
                     ----------------------------------------------------------



                 BELL ATLANTIC NEW HOLDINGS, INC.



Date:10/10/2001  By: /s/ Daniel C. Petri
                     ----------------------------------------------------------

                 VERIZON INTERNATIONAL HOLDINGS LTD.



Date:10/10/2001  By: /s/ Alfred C. Giammarino
                     ----------------------------------------------------------



                 GTE VENEZUELA S.A.R.L.
                 By:  GTE VENEZUELA INCORPORATED,
                       Manager


Date:10/10/2001  By: /s/ Alfred C. Giammarino
                     ----------------------------------------------------------



                 GTE VENHOLDINGS B.V.
                 By:  GTE VENEZUELA INCORPORATED,
                       Managing Director



Date:10/10/2001  By: /s/ Alfred C. Giammarino
                     ----------------------------------------------------------

                                                                      SCHEDULE I

Verizon Communications Inc. -  1095 Avenue of the Americas
                               New York, NY 10036

(a)      Executive Officers

               Name                            Principal Occupation                         Citizenship
               ----                            --------------------                         -----------
Charles R. Lee                      Chairman, and Co-Chief Executive Officer                United States
                                    Verizon Communications

Ivan G. Seidenberg                  President, and Co-Chief Executive Officer               United States
                                    Verizon Communications

Lawrence T. Babbio, Jr.             Vice Chairman and President                             United States
                                    Verizon Communications

Michael T. Masin                    Vice Chairman and President                             United States
                                    Verizon Communications

Frederic V. Salerno                 Vice Chairman and Chief Financial Officer               United States
                                    Verizon Communications

David H. Benson                     Executive Vice President-Strategy, Development and      United States
                                    Planning
                                    Verizon Communications

Mary Beth Bardin                    Executive Vice President                                United States
                                    Public Affairs and Communications
                                    Verizon Communications

William P. Barr                     Executive Vice President                                United States
                                    and General Counsel
                                    Verizon Communications

William F. Heitmann                 Senior Vice President and Treasurer                     United States
                                    Verizon Communications

Ezra D. Singer                      Executive Vice President-                               United States
                                    Human Resources
                                    Verizon Communications

Dennis F. Strigl                    Executive Vice President and President                  United States
                                    Verizon Wireless

Marianne Drost                      Senior Vice President, Deputy General Counsel and       United States
                                    Corporate Secretary
                                    Verizon Communications


                                       16

Lawrence R. Whitman                 Senior Vice President and Controller                    United States
                                    Verizon Communications

(b)      Directors

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

James R. Barker                     Chairman of The Interlake Steamship Co. and Vice        United States
                                    Chairman of Mormac Marine Group, Inc. and the Moran
                                    Towing Company

Edward H. Budd                      Retired Chairman of the Board                           United States
                                    of the Travelers Group

Richard L. Carrion                  Chairman President and                                  United States
                                    Chief Executive Officer
                                    Popular, Inc.

Robert F. Daniell                   Retired Chairman of the United Technologies             United States
                                    Corporation

Helene L. Kaplan                    Of Counsel Skadden, Arps, Slate, Meagher & Flom LLP     United States

Charles R. Lee                      Chairman, and Co-Chief Executive Officer                United States

Sandra O. Moose                     Senior Vice President, Director and                     United States
                                    Chair of the East Coast Practice,
                                    The Boston Consulting Group, Inc.

Joseph Neubauer                     Chairman and Chief Executive Officer                    United States
                                    of ARAMARK Corporation

Thomas H. O'Brien                   Chairman and Chief Executive Officer of                 United States
                                    The PNC Financial Service Group, Inc.

Russell E. Palmer                   Chairman and Chief Executive Officer of                 United States
                                    The Palmer Group

Hugh B. Price                       President and Chief Executive Officer                   United States
                                    National Urban League

Ivan G. Seidenberg                  President and Co-Chief Executive Officer                United States

Walter V. Shipley                   Retired Chairman of the Board                           United States
                                    The Chase Manhattan Corporation

John W. Snow                        Chairman, President and                                 United States
                                    Chief Executive Officer
                                    CSX Corporation


                                       17

John R. Stafford                    Chairman, President and                                 United States
                                    Chief Executive Officer
                                    American Home Products Corporation

Robert D. Storey                    Partner with the Cleveland Law Firm of                  United States
                                    Thompson, Hine and Flory LLP

GTE Corporation -        1095 Avenue of the Americas
                         New York, NY 10036

(a)      Executive Officers

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------
Michael T. Masin                    Vice Chairman and President                             United States
                                    Verizon Communications

Marianne Drost                      Senior Vice President, Deputy General Counsel and       United States
                                    Corporate Secretary
                                    Verizon Communications

William F. Heitmann                 Senior Vice President and Treasurer                     United States
                                    Verizon Communications

Ezra D. Singer                      Executive Vice President-Human Resources                United States
                                    Verizon Communications

Lawrence R. Whitman                 Senior Vice President and Controller                    United States
                                    Verizon Communications

(b)      Directors

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Marianne Drost                      Senior Vice President, Deputy General Counsel and       United States
                                    Corporate Secretary
                                    Verizon Communications

William F. Heitmann                 Senior Vice President and Treasurer                     United States
                                    Verizon Communications

Michael T. Masin                    Vice Chairman and Chief Financial Officer               United States
                                    Verizon Communications

Ezra D. Singer                      Executive Vice President-Human Resources                United States
                                    Verizon Communications

Lawrence R. Whitman                 Senior Vice President and Controller                    United States
                                    Verizon Communications




                                       18

GTE International Telecommunications Incorporated -               600 Hidden Ridge Drive
                                                                  Irving, TX  75038

(a)      Executive Officers

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Michael T. Masin                    Vice Chairman and President                             United States
                                    Verizon Communications

Alfred C. Giammarino                Senior Vice President and Chief Financial               United States
                                    Officer-International and Information Services
                                    Verizon Services Corp.

Fares F. Salloum                    President - International and the Americas              Canada
                                    Verizon Services Corp.

Christopher M. Bennett              Vice President and General Counsel-International        United States
                                    Verizon Services Corp.

Terry W. Lewis                      Group Senior Vice President-International               United States
                                    Verizon Services Corp.

Howard M. Svigals                   Group Vice President-International and the Americas     United States
                                    Verizon Services Corp.

Marianne Drost                      Senior Vice President, Deputy General Counsel and       United States
                                    Corporate Secretary
                                    Verizon Communications

(b)      Directors

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Marianne Drost                      Senior Vice President, Deputy General Counsel and       United States
                                    Corporate Secretary
                                    Verizon Communications

Alfred C. Giammarino                Senior Vice President and Chief Financial               United States
                                    Officer-International and Information Services
                                    Verizon Services Corp.

Michael T. Masin                    Vice Chairman and Chief Financial Officer               United States
                                    Verizon Communications



                                       19

GTE Venezuela Incorporated -    600 Hidden Ridge Drive
                                Irving, TX 75038

(a)      Executive Officers

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Fares F. Salloum                    President-International and the Americas                Canada
                                    Verizon Services Corp.

Alfred C. Giammarino                Senior Vice President and Chief Financial               United States
                                    Officer-International and Information Services
                                    Verizon Services Corp.

Christopher M. Bennett              Vice President and General Counsel-International        United States
                                    Verizon Services Corp.

Ruben G. Perlmutter                 Assistant General Counsel-International                 United States
                                    Verizon Services Corp.

Terry W. Lewis                      Group Senior Vice President-International               United States
                                    Verizon Services Corp.

Howard M. Svigals                   Group Vice President-International and the Americas     United States
                                    Verizon Services Corp.

Marianne Drost                      Senior Vice President, Deputy General Counsel and       United States
                                    Corporate Secretary
                                    Verizon Communications

(b)      Directors

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Marianne Drost                      Senior Vice President, Deputy General Counsel and       United States
                                    Corporate Secretary
                                    Verizon Communications

Alfred C. Giammarino                Senior Vice President and Chief Financial               United States
                                    Officer-International and Information Services
                                    Verizon Services Corp.

Fares F. Salloum                    President-International and the Americas                Canada
                                    Verizon Services Corp.




                                       20

Bell Atlantic Latin America Holdings, Inc. -          1095 Avenue of the Americas
                                                      New York, New York 10036

(a)      Executive Officers

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Janet M. Garrity                    Assistant Treasurer-Financing and Cash Operations       United States
                                    Verizon Communications

Joshua W. Martin, III               President                                               United States
                                    Verizon Delaware

(b)      Directors

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Janet M. Garrity                    Assistant Treasurer-Financing and Cash Operations
                                    Verizon Communications

William F. Heitmann                 Senior Vice President and Treasurer                     United States
                                    Verizon Communications

Joshua W. Martin, III               President                                               United States
                                    Verizon Delaware

Frederic V. Salerno                 Vice Chairman and Chief Financial Officer               United States
                                    Verizon Communications Inc.

Bell Atlantic New Holdings, Inc. -              1095 Avenue of the Americas
                                                New York, New York 10036
(a)      Executive Officers

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Daniel C. Petri                     President-International, Europe and Asia                United States
                                    Verizon Services Corp.

Mary Louise Weber                   Expert Counsel-Attorney Specialist                      United States
                                    Verizon Services Corp.

(b)      Directors

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Daniel C. Petri                     President-International, Europe and Asia                United States
                                    Verizon Services Corp.




                                       21

Dermott O. Murphy                   Group Vice President-Finance and Strategic Planning     United States
                                    Verizon Services Corp.

Verizon International Holdings Ltd. -               1095 Avenue of the Americas
                                                    New York, New York 10036

(a)      Executive Officers

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Alfred C. Giammarino                Senior Vice President and Chief Financial               United States
                                    Officer-International and Information Services
                                    Verizon Services Corp.

Christopher M. Bennett              Vice President and General Counsel-International        United States
                                    Verizon Services Corp.

J. Goodwin Bennett                  Vice President and Associate General                    United States
                                    Counsel-Strategic Transactions
                                    Verizon Services Corp.

Dermott O. Murphy                   Group Vice President-Finance and Strategic Planning     United States
                                    Verizon Services corp.

(b)      Directors

               Name                                  Principal Occupation                     Citizenship
               ----                                  --------------------                     -----------

Christopher M. Bennett              Vice President and General Counsel-International        United States
                                    Verizon Services Corp.

Janet M. Garrity                    Assistant Treasurer-Financing and Cash Operations       United States
                                    Verizon Communications

Alfred C. Giammarino                Senior Vice President and Chief Financial               United States
                                    Officer-International and Information Services
                                    Verizon Services Corp.

Dermott O. Murphy                   Group Vice President-Finance and Strategic Planning     United States
                                    Verizon Services Corp.


GTE Venezuela S.a.r.l. -                            400 route d' Esch
                                                     L-1471 Luxembourg

The Manager of GTE Venezuela S.a.r.l. is GTE Venezuela Incorporated. There are no natural persons serving as directors or executive officers of GTE Venezuela S.a.r.l.

GTE Venholdings B.V. -                               Marten Meesweg 25
                                                     3068 AV Rotterdam
                                                     The Netherlands

The Managing Director of GTE Venholdings B.V. is GTE Venezuela Incorporated. There are no natural persons serving as directors or executive officers of GTE Venholdings B.V.














                                       23